SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Initial Filing)

BFC Financial Corporation
(Name of Issuer)

Class A Common Stock, $.01 Par Value
(Title of Class of Securities)

055384200
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Howard Dvorkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,695,245
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,695,245
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 3,695,245
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☑
11.	Percent of Class Represented by Amount in Row 9 5.26%
12.	Type of Reporting Person (See Instructions) IN

ITEM 1:

(a)  Name of Issuer:

      BFC Financial Corporation

 (b)  Address of Issur’s Principal Executive Offices:

       2100 West Cypress Creek Road

       Fort Lauderdale, FL 33309

ITEM 2:

(a)  Name of Person Filing:

      This Statement is filed Howard Dvorkin (the “Reporting Person”).

(b)  Address of Principal Business Office or, if None, Residence:

      The residence address for Howard Dvorkin is 7809 Galleon Court, Parkland, FL 33067.

(c)  Citizenship:

  United States

(d)  Title of Class of Securities:

      Class A Common Stock, $.01 Par Value

(e)  CUSIP Number:

      055384200

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

None apply.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

(a)  Amount beneficially owned:

The Reporting Person may be deemed to have beneficially owned 3,695,245 shares of Class A Common Stock through two entities.  YMF, Ltd., a Cayman Islands company that owns 3,689,845 Class A shares and PITA Ltd., a Cayman Islands company that owns 5,400 Class A shares.  The Reporting Person is the managing director and sole officer of both entities.

YMF. Ltd. is owned 51% by the NRNS Trust, the beneficiaries of which are the Reporting Person and his family, and 49% by the NRNS Family Trust, the beneficiaries of which are the Reporting Person’s descendants. The sole trustee of both trusts is Ansbacher (Bahamas) Ltd.

PITA, Ltd. is owned 100% by the NRNS Trust.

PITA Ltd. also owns 25,000 shares of Class B Common Stock, which represent less than 5% of the outstanding Class B Common Stock.

(b)  Percent of class:

5.26%
(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
See Item 5 of cover page, which is incorporated herein by reference.
(ii)	Shared power to vote or to direct the vote
See Item 6 of cover page, which is incorporated herein by reference.
(iii)	Sole power to dispose or to direct the disposition of
See Item 7 of cover page, which is incorporated herein by reference.
(iv)	Shared power to dispose or to direct the disposition of
See Item 8 of cover page, which is incorporated herein by reference.

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following      ☐.

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable
ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

 Not applicable

ITEM 10:  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013	By:	/s/ Howard Dvorkin
Howard Dvorkin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.).